# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOLESENCE, INC., CIK 0000883107
CUSIP: 630079101
Title of class of securities: Common Stock, par value $.01
Address of issuer's principal executive offices: 1319 MARQUETTE DRIVE, ROMEOVILLE, Illinois (IL), 60446
Date of event which requires filing of this statement: 11/05/2026
Filed by CIK 0000933430
Persons authorized to receive notices and communications: Charlene O'Connor, 5215 Old Orchard Road, Suite 970, Skokie, Illinois (IL), 60077, 847-733-1230

## Reporting persons
- WHITMORE BRADFORD T (CIK 0000933430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 108,141; shared voting power 49,718,664; sole dispositive power 108,141; shared dispositive power 49,718,664; aggregate amount beneficially owned 49,826,805 (70.5% of the class); the aggregate amount excludes certain shares
  Comment: Bradford T. Whitmore has shared voting power of 15,952,697 shares as the manager of Strandler, LLC, the holder of the shares.
  Bradford T. Whitmore has shared voting power of 33,090,452 shares as the manager of Whitmore Holdings, LLC, the holder of the shares.
  Bradford T. Whitmore has shared voting power of 675,515 shares as the manager of INV-GP, LLC, which is the General Partner of Grace Investments, LP, the holder of the shares.
  Bradford T. Whitmore has shared dispositive power of 15,952,697 shares as the manager of Strandler, LLC, the holder of the shares.
  Bradford T. Whitmore has shared dispositive power of 33,090,452 shares as the manager of Whitmore Holdings, LLC, the holder of the shares.
  Bradford T. Whitmore has shared dispositive power of 675,515 shares as the manager of INV-GP, LLC, which is the General Partner of Grace Investments, LP, the holder of the shares.
- GRACE INVESTMENTS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 675,515; shared voting power 0; sole dispositive power 675,515; shared dispositive power 0; aggregate amount beneficially owned 675,515 (0.9% of the class)
- INV-GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 675,515; sole dispositive power 0; shared dispositive power 675,515; aggregate amount beneficially owned 675,515 (0.9% of the class)
  Comment: INV-GP, LLC has shared voting power of 675,515 shares as the General Partner of Grace Investments, LP, the holder of the shares.
  INV-GP, LLC has shared dispositive power of 675,515 shares as the General Partner of Grace Investments, LP, the holder of the shares.
- MOBCAT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 675,515; sole dispositive power 0; shared dispositive power 675,515; aggregate amount beneficially owned 675,515 (0.9% of the class)
  Comment: MOBCAT, LLC has shared voting power of 675,515 shares as the sole member of INV-GP, LLC, which is the General Partner of Grace Investments, LP, the holder of the shares.
  MOBCAT, LLC has shared dispositive power of 675,515 shares as the sole member of INV-GP, LLC, which is the General Partner of Grace Investments, LP, the holder of the shares.
- Strandler, LLC (CIK 0001901083): type of reporting person: other (OO); citizenship or place of organization: South Dakota (SD); source of funds: working capital (WC); sole voting power 15,952,697; shared voting power 0; sole dispositive power 15,952,697; shared dispositive power 0; aggregate amount beneficially owned 15,952,697 (22.5% of the class)
- WHITMORE HOLDINGS, LLC: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); source of funds: working capital (WC); sole voting power 33,090,452; shared voting power 16,628,212; sole dispositive power 33,090,452; shared dispositive power 16,628,212; aggregate amount beneficially owned 49,718,664 (70.3% of the class)
  Comment: Whitmore Holdings, LLC has shared voting power of 15,952,697 shares as the sole member of Strandler, LLC, the holder of the shares.
  Whitmore Holdings, LLC has shared voting power of 675,515 shares as the sole member of MOBCAT, LLC, which is the sole member of INV-GP, LLC, the General Partner of Grace Investments, LP, the holder of the shares.
  Whitmore Holdings, LLC has shared dispositive power of 15,952,697 shares as the sole member of Strandler, LLC, the holder of the shares.
  Whitmore Holdings, LLC has shared dispositive power of 675,515 shares as the sole member of MOBCAT, LLC, which is the sole member of INV-GP, LLC, the General Partner of Grace Investments, LP, the holder of the shares.
- BRADFORD WHITMORE TRUST: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); source of funds: working capital (WC); sole voting power 0; shared voting power 49,718,664; sole dispositive power 0; shared dispositive power 49,718,664; aggregate amount beneficially owned 49,718,664 (70.3% of the class)
  Comment: Bradford Whitmore Trust has shared voting power of 30,090,452 shares as the sole member of Whitmore Holdings, LLC, the holder of the shares.
  Bradford Whitmore Trust has shared voting power of 15,952,697 shares as the sole member of Whitmore Holdings, LLC, which is the sole member of Strandler, LLC, the holder of the shares.
  Bradford Whitmore Trust has shared voting power of 675,515 shares as the sole member of Whitmore Holdings, LLC, which is the sole member of MOBCAT, LLC, which is the sole member of INV-GP, LLC, which is the General Partner of Grace Investments, LP, the holder of the shares.
  Bradford Whitmore Trust has shared dispositive power of 33,090,452 shares as the sole member of Whitmore Holdings, LLC, the holder of the shares.
  Bradford Whitmore Trust has shared dispositive power of 15,952,697 shares as the sole member of Whitmore Holdings, LLC, which is the sole member of Strandler, LLC, the holder of the shares.
  Bradford Whitmore Trust has shared dispositive power of 675,515 shares as the sole member of Whitmore Holdings, LLC, which is the sole member of MOBCAT, LLC, which is the sole member of INV-GP, LLC, which is the General Partner of Grace Investments, LP, the holder of the shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.01
Name of issuer: SOLESENCE, INC.
Address of issuer's principal executive offices: 1319 MARQUETTE DRIVE, ROMEOVILLE, Illinois (IL), 60446
Comment: The undersigned hereby amends its Schedule 13D as most recently filed on June 2, 2025 relating to the common stock ("Common Stock") of Solesence, Inc., (the "Issuer"). Bradford T. Whitmore, Grace Investments, LP, INV-GP, LLC, MOBCAT, LLC, Strandler, LLC, Whitmore Holdings, LLC and Bradford Whitmore Trust are collectively referred to in this Amendment No. 22 as the "Filers".

## Item 2. Identity and Background
Name of person filing:
This schedule is filed by Bradford T. Whitmore ("Whitmore"), Grace Investments, LP, a Delaware limited partnership ("Grace Investments"), INV-GP, LLC, a Delaware limited liability company ("INV"), MOBCAT, LLC, a Delaware limited liability company ("MOBCAT"), Strandler, LLC, a South Dakota limited liability company ("Strandler"), Whitmore Holdings, LLC ("WHLLC"), a Tennessee limited liability company, and Bradford Whitmore Trust, a trust formed under the laws of the State of Tennessee ("Whitmore Trust" and, collectively with Whitmore, Grace Investments, INV, MOBCAT, Strandler and WHLLC, the "Filers").

Whitmore is the trustee of Whitmore Trust and manager of WHLLC, Strandler, MOBCAT and INV.
Whitmore Trust is the sole member of WHLLC. WHLLC is the sole member of MOBCAT, which is the sole member of INV. WHLLC is also the sole member of Strandler. INV is the general partner of Grace Investments.
Residence or business address: The business address of Grace Investments and INV is 5215 Old Orchard Road, Suite 970, Skokie, Illinois 60077. The business address of Strandler and MOBCAT is 401 3rd Street, #9, Rapid City, South Dakota 57701. The business address of Whitmore is 5005 Maryland Way, Suite 260, Brentwood, TN 37027. The business address of WHLLC and Whitmore Trust is 5217 Meadowlake Road, Brentwood, TN 37027.
Present principal occupation or employment: Whitmore's principal occupation is that of being trustee of Whitmore Trust and manager of WHLLC. The principal business of Grace Investments is to purchase, sell, invest, and trade in securities. The principal business of INV is that of being a general partner of Grace Investments. The principal business of MOBCAT is that of being the sole member of INV. The principal business of Strandler is to purchase, sell, invest, and trade in securities. The principal business of WHLLC is that of being a holding company for various interests. The principal business of Whitmore Trust is to own WHLLC and other assets.
Criminal convictions in the last five years: None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Whitmore is a citizen of the United States. Grace Investments is a Delaware limited partnership. INV is a Delaware limited liability company. MOBCAT is a Delaware limited liability company. Strandler is a South Dakota limited liability company. WHLLC is a Tennessee limited liability company. Whitmore Trust was formed under the laws of the State of Tennessee.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Common Stock beneficially owned by the Filers was purchased with working capital and partnership funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 5, 2026, Strandler entered into a Dissolution and Plan of Complete Liquidation (the "Plan"). Immediately thereafter, Strandler commenced a liquidating distribution of 14,420,573 shares of Common Stock to its parent WHLLC, in a transfer exempt from reporting under Section 16 of the Act pursuant to Rule 16a-13 thereunder.

The Filers have no plans or proposals which relate to, or would result in, any of the matters referred to in Paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D. The Filers may, at any time and from time to time, review or reconsider their investment in the Company and formulate plans or proposals with respect thereto, but have no present intention of doing so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Filer. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Filer. Regarding sole power to vote shares, see Row 7 of the cover page of each Filer. Regarding shared power to vote shares, see Row 8 of the cover page of each Filer. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Filer. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Filer. The percentage listed in Row 13 for the Filer was calculated based on 70,647,045 shares of Common Stock reported to be outstanding on August 19, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026 filed with the Securities and Exchange Commission.
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Filer. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Filer. Regarding sole power to vote shares, see Row 7 of the cover page of each Filer. Regarding shared power to vote shares, see Row 8 of the cover page of each Filer. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Filer. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Filer. The percentage listed in Row 13 for the Filer was calculated based on 70,647,045 shares of Common Stock reported to be outstanding on August 19, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2026, filed with the Securities and Exchange Commission.
Transactions in the class effected during the past sixty days:
The transactions effected by the Filers during the past sixty days are set for as follows:
On November 5, 2026, Strandler commenced a liquidating distribution of 14,420,573 shares of Common Stock to its parent WHLLC.
Other persons with the right to receive dividends or sale proceeds: None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described herein, there are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1 Dissolution and Plan of Complete Liquidation, dated as of November 5, 2026

Exhibit 99.3 Joint Filing Agreement

## Signatures
- WHITMORE BRADFORD T: Bradford T. Whitmore, Bradford T. Whitmore (11/09/2026)
- GRACE INVESTMENTS, LP: INV-GP, LLC, General Partner (11/09/2026)
- GRACE INVESTMENTS, LP: MOBCAT, LLC, Manager (11/09/2026)
- GRACE INVESTMENTS, LP: Whitmore Holdings, LLC, Manager (11/09/2026)
- GRACE INVESTMENTS, LP: Bradford T. Whitmore, Bradford T. Whitmore, Manager (11/09/2026)
- INV-GP, LLC: MOBCAT, LLC, Sole Member (11/09/2026)
- INV-GP, LLC: Bradford T. Whitmore, Bradford T. Whitmore, Manager (11/09/2026)
- MOBCAT, LLC: Whitmore Holdings, LLC, Manager (11/09/2026)
- MOBCAT, LLC: Bradford T. Whitmore, Bradford T. Whitmore (11/09/2026)
- Strandler, LLC: Whitmore Holdings, LLC, Manager (11/09/2026)
- Strandler, LLC: Bradford T. Whitmore, Bradford T. Whitmore (11/09/2026)
- WHITMORE HOLDINGS, LLC: Bradford T. Whitmore, Bradford T. Whitmore, Manager (11/09/2026)
- BRADFORD WHITMORE TRUST: Bradford T. Whitmore, Bradford T. Whitmore, Trustee (11/09/2026)